Exhibit 99.1

SINA Reports Second Quarter 2014 Financial Results

SHANGHAI, China—August 14, 2014—SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•          Net revenues increased 19% year over year to $187.0 million.  Non-GAAP net revenues increased 21% year over year to $184.4 million, exceeding the Company’s guidance between $177 million and $182 million.

•          Advertising revenues grew 29% year over year to $155.8 million, exceeding the Company’s guidance between $152 million and $155 million.

•          Non-advertising revenues were $31.2 million.  Non-GAAP non-advertising revenues were $28.6 million, exceeding the Company’s guidance between $25 million and $27 million.

•          Net income attributable to SINA was $16.6 million, or $0.25 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA was $12.1 million, or $0.17 non-GAAP diluted net income per share attributable to SINA.

“We are pleased with SINA’s second quarter results.” said Charles Chao, Chairman and CEO of SINA.  “Weibo is executing well with strong financial performance, solid traffic growth and measurable progress toward building out a social commerce platform and offering native ads to large brand customers.  On the portal side, we are making progress in building new businesses and leveraging SINA’s brand and media influence to capture mobile and vertical opportunities.”

Second Quarter 2014 Financial Results

For the second quarter of 2014, SINA reported net revenues of $187.0 million, compared to $157.5 million for the same period last year.  Non-GAAP net revenues for the second quarter of 2014 totaled $184.4 million, compared to $152.8 million for the same period last year.  Online advertising revenues for the second quarter of 2014 were $155.8 million, compared to $120.6 million for the same period last year.  Non-advertising revenues for the second quarter of 2014 were $31.2 million, compared to $36.9 million for the same period last year.  Non-GAAP non-advertising revenues for the second quarter of 2014 were $28.6 million, compared to $32.2 million for the same period last year.  The year over year decline in non-advertising revenues was mainly due to a decrease of $13.6 million in mobile value added services (“MVAS”) revenues, partially offset by the $10.0 million increase in Weibo Value Added Services (“VAS”) revenues.

Gross margin for the second quarter of 2014 was 61%, compared to 54% for the same period last year.  Advertising gross margin for the second quarter of 2014 was 59%, compared to 53% for the same period last year.  Non-GAAP advertising gross margin for the second quarter of 2014 was 60%, compared to 57% for the same period last year, as the proportion of advertising from higher margin Weibo advertising increased from the same period last year, partially offset by the purchase of World Cup related content in the second quarter.  Non-advertising revenues gross margin for the second quarter of 2014 increased to 67% from 55% for the same period last year.  Non-GAAP non-advertising revenues gross margin for the second quarter of 2014 increased to 64% from 49% for the same period last year, primarily due to a shift in revenue mix from low-margin MVAS to higher margin Weibo VAS.

Operating expenses for the second quarter of 2014 totaled $138.6 million, which included a goodwill impairment of $14.5 million related to online reading business, compared to $102.5 million for the same period last year.  Non-GAAP operating expenses for the second quarter of 2014 totaled $116.9 million, compared to $75.4 million for the same period last year, primarily due to higher labor-related costs, marketing expenditures and infrastructure spending.

Loss from operations for the second quarter of 2014 was $25.2 million, compared to $18.2 million for the same period last year.  Non-GAAP loss from operations for the second quarter of 2014 was $5.4 million, compared to a non-GAAP income from operations of $8.8 million for the same period last year.

Non-operating income for the second quarter of 2014 was $31.2 million, compared to $8.2 million for the same period last year.  Non-operating income for the second quarter included:  1) a gain of $29.1 million from Tencent’s acquisition of a 15% equity interest in Leju, a subsidiary of E-House, on a fully diluted basis from E-House; 2) a $6.8 million loss from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo; and 3) $2.9 million, or $5.2 million on a non-GAAP basis, in earnings from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears.  Non-operating income for the second quarter of 2013 included a $1.3 million, or $4.2 million on a non-GAAP basis, in earnings from equity-method investments and a $0.9 million gain from the change in fair value of investor option liability.

Net income attributable to SINA for the second quarter of 2014 was $16.6 million, compared to a net loss of $11.5 million for the same period last year.  Diluted net income per share attributable to SINA for the second quarter of 2014 was $0.25, compared to a diluted net loss per share of $0.17 for the same period last year.  Non-GAAP net income attributable to SINA for the second quarter of 2014 was $12.1 million, compared to $14.2 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2014 was $0.17, compared to $0.21 for the same period last year.

As of June 30, 2014, SINA’s cash, cash equivalents and short-term investments totaled $2.3 billion, compared to $1.9 billion as of December 31, 2013.  The increase in cash, cash equivalents, and short term investments was mainly due to the cash received from Alibaba in connection with the option exercise of approximately $347 million and the net proceeds from Weibo’s IPO of approximately $301 million in the second quarter of 2014, partially offset by investments and repurchases made during the first half of 2014.  For the second quarter of 2014, net cash used by operating activities was $9.0 million, capital expenditures totaled $17.5 million, and depreciation and amortization expenses amounted to $11.0 million.

Other Developments

On August 8, 2014, the Company held its annual general meeting of shareholders, where the shareholders re-elected Mr. Pehong Chen and Mr. Lip-Bu Tan as directors of SINA.  The shareholders also approved and ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2014.

As of August 13, 2014, the Company has purchased approximately 1.3 million shares in the open market for a total consideration of approximately $58 million under the $500 million share repurchase program approved by the Company’s Board of Directors in April 2014.  The Company expects to continue to execute the repurchase program when appropriate.

Business Outlook

SINA estimates that its non-GAAP net revenues for the third quarter of 2014 will be between $193 million and $199 million, which excludes the recognition of $2.6 million in deferred license revenues from E-House.  The foregoing forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA.  These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for GAAP to non-GAAP reconciling items on the share of equity method investments, gain (loss) on the sale, deemed disposal and impairment on business, investment and non-controlling interest in a subsidiary, change in fair value of investor option liability, adjustment for GAAP to non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests, convertible debt issuance cost and impairment of goodwill.  The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.  The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.  Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call at 10:10 p.m. – 10:50 p.m. Eastern Time on August 14, 2014 (or 10:10 a.m. – 10:50 a.m. Beijing Time on August 15, 2014) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3051 2745
Passcode for all regions:	84192495

A replay of the conference call will be available through morning Eastern Time August 22, 2014.  The dial-in number is +61 2 9003 4211.  The passcode for the replay is 84192495.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings.  Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format.  Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content.  Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2013 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2014	2013	2014	2014	2013
Net revenues:
Advertising	$155,835	$120,579	$135,726	$291,561	$214,868
Non-advertising	31,178	36,906	35,752	66,930	68,590
	187,013	157,485	171,478	358,491	283,458
Cost of revenues:
Advertising *	63,384	56,620	54,856	118,240	104,430
Non-advertising	10,258	16,520	13,675	23,933	30,067
	73,642	73,140	68,531	142,173	134,497
Gross profit	113,371	84,345	102,947	216,318	148,961

Operating expenses:
Sales and marketing *	56,944	40,119	49,960	106,904	70,143
Product development *	47,696	41,262	44,535	92,231	72,075
General and administrative *	19,406	21,159	17,176	36,582	34,788
Impairment on goodwill	14,526	—	—	14,526	—
	138,572	102,540	111,671	250,243	177,006
Loss from operations	(25,201)	(18,195)	(8,724)	(33,925)	(28,045)

Non-operating income (loss):
Earning from equity method investments, net	2,912	1,289	8,722	11,634	2,815
Gain (loss) on sale of and impairment on investments, net	26,932	1,850	(381)	26,551	(9,002)
Change in fair value of investor option liability	(6,784)	864	(40,188)	(46,972)	864
Interest and other income, net	8,116	4,194	1,955	10,071	8,979
	31,176	8,197	(29,892)	1,284	3,656

Income (loss) before income taxes	5,975	(9,998)	(38,616)	(32,641)	(24,389)
Income tax benefits (expenses)	1,474	(3,025)	1,216	2,690	(3,210)

Net income (loss)	7,449	(13,023)	(37,400)	(29,951)	(27,599)
Less: Net loss attributable to non-controlling interests	(9,173)	(1,490)	(4,234)	(13,407)	(2,895)

Net income (loss) attributable to SINA	$16,622	$(11,533)	$(33,166)	$(16,544)	$(24,704)

Basic net income (loss) per share attributable to SINA	$0.25	$(0.17)	$(0.50)	$(0.25)	$(0.37)
Diluted net income (loss) per share attributable to SINA **	$0.25	$(0.17)	$(0.52)	$(0.27)	$(0.37)

Shares used in computing basic net income (loss) per share attributable to SINA	65,806	66,814	66,034	65,920	66,751
Shares used in computing diluted net income (loss) per share attributable to SINA	65,918	66,814	66,034	65,920	66,751

* Stock-based compensation in each category:
Cost of revenues - advertising	$724	$4,460	$775	$1,499	$5,028
Sales and marketing	1,103	6,223	1,147	2,250	7,013
Product development	1,530	8,794	1,355	2,885	9,585
General and administrative	4,072	12,155	3,610	7,682	15,273

** Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$1,340,564	$916,276
Short-term investments	960,413	951,963
Accounts receivable, net	249,652	193,381
Prepaid expenses and other current assets	82,132	57,182
Subtotal	2,632,761	2,118,802

Property and equipment, net	76,249	80,920
Goodwill and intangible assets, net	60,460	58,189
Long-term investments, net	592,427	526,587
Other assets	137,693	113,345
Total assets	$3,499,590	$2,897,843

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,846	$6,988
Accrued liabilities	251,377	220,837
Deferred revenues	43,495	49,200
Income taxes payable	9,465	21,577
Investor option liability	—	29,504
Subtotal	308,183	328,106

Convertible debt	800,000	800,000
Long-term deferred revenue	90,608	89,039
Other long-term liabilities	4,105	5,080
Total liabilities	1,202,896	1,222,225

Shareholders’ equity
SINA shareholders’ equity	2,030,080	1,191,210
Non-controlling interests	266,614	484,408
Total shareholders’ equity	2,296,694	1,675,618

Total liabilities and shareholders’ equity	$3,499,590	$2,897,843

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2014	2013	2014	2014	2013

Net revenues
Portal:
Portal Advertising	$96,252	$90,623	$83,873	$180,125	$166,149
Other	13,441	29,223	20,095	33,536	53,786
Subtotal	109,693	119,846	103,968	213,661	219,935

Weibo	77,320	37,639	67,510	144,830	63,523
	$187,013	$157,485	$171,478	$358,491	$283,458

Cost of revenues
Portal:
Portal Advertising	$46,512	$39,976	$39,456	$85,968	$76,541
Other	7,430	15,726	11,632	19,062	28,831
Subtotal	53,942	55,702	51,088	105,030	105,372

Weibo	19,700	17,438	17,443	37,143	29,125
	$73,642	$73,140	$68,531	$142,173	$134,497

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2014				June 30, 2013				March 31, 2014
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$155,835			$155,835	$120,579			$120,579	$135,726			$135,726
Non-advertising revenues	31,178	(2,609	)(a)	28,569	36,906	(4,686	)(a)	32,220	35,752	(4,132	)(a)	31,620
Net revenues	$187,013	$(2,609)		$184,404	$157,485	$(4,686)		$152,799	$171,478	$(4,132)		$167,346

		(2,609	)(a)			(4,686	)(a)			(4,132	)(a)
		724	(b)			4,460	(b)			775	(b)
Gross profit	$113,371	$(1,885)		$111,486	$84,345	$(226)		$84,119	$102,947	$(3,357)		$99,590

		(6,705	)(b)
		(474	)(c)			(27,172	)(b)			(6,112	)(b)
		(14,526	)(i)			(12	)(c)			(1,171	)(c)
Operating expenses	$138,572	$(21,705)		$116,867	$102,540	$(27,184)		$75,356	$111,671	$(7,283)		$104,388

		(2,609	)(a)
		7,429	(b)			(4,686	)(a)			(4,132	)(a)
		474	(c)			31,632	(b)			6,887	(b)
		14,526	(i)			12	(c)			1,171	(c)
Income (loss) from operations	$(25,201)	$19,820		$(5,381)	$(18,195)	$26,958		$8,763	$(8,724)	$3,926		$(4,798)

		(2,609	)(a)
		7,429	(b)							(4,132	)(a)
		369	(c)			(4,686	)(a)			6,887	(b)
		2,279	(d)			31,632	(b)			899	(c)
		(26,932	)(e)			12	(c)			1,942	(d)
		6,784	(f)			2,874	(d)			381	(e)
		(7,791	)(g)			(1,850	)(e)			40,188	(f)
		1,398	(h)			(864	)(f)			(3,289	)(g)
		14,526	(i)			(1,361	)(g)			1,398	(h)
Net income (loss) attributable to SINA	$16,622	$(4,547)		$12,075	$(11,533)	$25,757		$14,224	$(33,166)	$44,274		$11,108

Diluted net income (loss) per share attributable to SINA *	$0.25			$0.17	$(0.17)			$0.21	$(0.52)			$0.15
Shares used in computing diluted net income (loss) per share attributable to SINA	65,918	—		65,918	66,814	270	(j)	67,084	66,034	289	(j)	66,323

Gross margin - advertising	59%	1%		60%	53%	4%		57%	60%	0%		60%
Gross margin - non-advertising	67%	-3%		64%	55%	-6%		49%	62%	-5%		57%

	Six months ended
	June 30, 2014				June 30, 2013
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$291,561			$291,561	$214,868			$214,868
Non-advertising revenues	66,930	(6,741	)(a)	60,189	68,590	(9,372	)(a)	59,218
Net revenues	$358,491	$(6,741)		$351,750	$283,458	$(9,372)		$274,086

		(6,741	)(a)			(9,372	)(a)
		1,499	(b)			5,028	(b)
Gross profit	$216,318	$(5,242)		$211,076	$148,961	$(4,344)		$144,617

		(12,817	)(b)
		(1,645	)(c)			(31,871	)(b)
		(14,526	)(i)			(24	)(c)
Operating expenses	$250,243	$(28,988)		$221,255	$177,006	$(31,895)		$145,111

		(6,741	)(a)
		14,316	(b)			(9,372	)(a)
		1,645	(c)			36,899	(b)
		14,526	(i)			24	(c)
Loss from operations	$(33,925)	$23,746		$(10,179)	$(28,045)	$27,551		$(494)

		(6,741	)(a)
		14,316	(b)
		1,268	(c)			(9,372	)(a)
		4,221	(d)			36,899	(b)
		(26,551	)(e)			24	(c)
		46,972	(f)			6,149	(d)
		(11,080	)(g)			9,002	(e)
		2,796	(h)			(864	)(f)
		14,526	(i)			(1,361	)(g)
Net income (loss) attributable to SINA	$(16,544)	$39,727		$23,183	$(24,704)	$40,477		$15,773

Diluted net income (loss) per share attributable to SINA *	$(0.27)			$0.32	$(0.37)			$0.23
Shares used in computing diluted net income (loss) per share attributable to SINA	65,920	173	(j)	66,093	66,751	269	(j)	67,020

Gross margin - advertising	59%	1%		60%	51%	3%		54%
Gross margin - non-advertising	64%	-4%		60%	56%	-7%		49%

(a)  To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the E-House Transaction.

(b)  To adjust stock-based compensation.

(c)  To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)  To adjust the GAAP to non-GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)  To adjust gain (loss) on sale of equity method investment, gain (loss) on deemed disposal and (impairment) on investments, net.

(f)  To adjust the change in fair value of investor option liability.

(g)  To adjust GAAP to non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(h)  To adjust convertible bonds issuance cost.

(i)  To adjust impairment on goodwill.

(j)  To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

*      Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	June 30, 2014			June 30, 2013			March 31, 2014
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,183			$1,408			$1,043
To adjust amortization of intangible assets resulting from business acquisitions		778			1,050			576
Earning from equity method investments, net	$3,230	$1,961	$5,191	$1,705	$2,458	$4,163	$9,045	$1,619	$10,664
Share of amortization of equity investments’ intangibles not on their books	$(318)	$318	$—	$(416)	$416	$—	$(323)	$323	$—
	$2,912	$2,279	$5,191	$1,289	$2,874	$4,163	$8,722	$1,942	$10,664

	Six months ended
	June 30, 2014			June 30, 2013
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$2,226			$3,040
To adjust amortization of intangible assets resulting from business acquisitions		$1,354			2,252
Earning from equity method investments, net	$12,275	$3,580	$15,855	$3,672	$5,292	$8,964
Share of amortization of equity investments’ intangibles not on their books	$(641)	$641	$—	$(857)	$857	$—
	$11,634	$4,221	$15,855	$2,815	$6,149	$8,964

* Earning from equity method investments is recorded one quarter in arrears.